Managed Portfolio Series
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

December 30, 2014

VIA EDGAR TRANSMISSION

Ms. Karen Rossotto
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Managed Portfolio Series (the “Trust”)
File Nos.: 33-172080 and 811-22525

Dear Ms. Rossotto:

The purpose of this letter is to respond to the comments you provided to me regarding the Trust’s Post-Effective Amendment (“PEA”) No. 146 to its Registration Statement on Form N-1A (the “Registration Statement”) for the purpose of adding a new series to the Trust, the TorrayResolute Small/Mid Cap Growth Fund (the “Fund”).  PEA No. 146 was filed with the Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), on Form N-1A on October 16, 2014, and is scheduled to become effective on December 30, 2014.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response.  Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the SEC staff, the staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the staff’s comments and changes in disclosure in response to the staff’s comments do not foreclose the SEC from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the staff’s comments or changes in disclosure in response to the staff’s comments as a defense in any action or proceeding by the SEC or any person.

The Trust’s responses to your comments are as follows:

Prospectus

Summary Section

1.	Within the fee table, please footnote that Acquired Fund Fees and Expenses are based upon estimated amounts for the Fund’s current fiscal year.

The Fund has estimated its acquired fund fees and expenses for its first year of operations as required by Instruction 3(f) of Item 3 of Form N-1A.  Because the Fund does not expect to incur acquired fund fees and expenses that exceed 0.01% of the estimated average net assets of the Fund, the Fund has included these fees and expenses under the caption “Other Expenses.”

2.
Pursuant to AICPA Audit Risk Alert ARA-INV.73 (2009), the SEC staff reminds the Trust that prior year expenses can only be recaptured/recouped if the current expense ratio is less than the prior year expense cap that was in place when such prior year expenses were waived.  The Trust describes its recoupment practice by stating that, “Expenses waived and/or reimbursed by the Adviser may be recouped by the Adviser if such recoupment can be achieved within the foregoing expense limits.”  The SEC staff believes that it is not clear from such disclosure whether the Trust is complies with allowed recapture practices.

The Trust has reviewed its disclosure and will describe its recoupment practices as follows:

Expenses waived and/or reimbursed by the Adviser may be recouped by the Adviser if such recoupment can be achieved without exceeding the expense limit in effect at the time the waiver and/or reimbursement occurred.

3.	Because the Fund’s name suggests a focus on a particular type of investment, small and mid-capitalization companies, please consider whether an 80% test is necessary.

The Trust responds by making the requested revision.

4.	Within the first paragraph of the Principal Investment Strategies section, please clarify what is meant by “excess returns,” as compared to what?

The Trust responds that “excess returns” are returns greater than those of the stated benchmark, The Russell 2500 Growth Index; and has revised its disclosure accordingly.

5.
Within the fourth paragraph of the Principal Investment Strategies section, please consider expanding on the following sentences using plain English:  “The Adviser targets low correlation among existing and prospective holdings as measured over multiple periods.  In addition, the Adviser employs position limits as well as loss limits to manage risk.”

The Trust responds by revising the statement accordingly:

In the security selection and portfolio construction process, the Adviser targets low correlation among existing and prospective holdings as measured by security price changes over 3, 5 and 10 year periods. The Adviser also employs individual position limits of 7% in order to manage risk.

6.
Within the Principal Investment Strategies section, each Fund describes its ability to invest up to 100% in cash and cash equivalents for temporary defensive purposes.  Because such strategy is not a principal investment strategy, please consider removing this disclosure and including it solely within the Item 9 discussion.

The Trust responds by respectfully declining to make the requested revision.  It is the Trust’s position that each Fund’s ability to invest up to 100% of its assets in cash, cash equivalents, and high-quality, short-term debt securities and money market instruments for temporary defensive purposes is a principal investment strategy in the particular conditions specified.

7.
Within the Management section, please consider revising the Portfolio Manager discussion to only state the name, title and length of service of the Fund’s portfolio manager as all other information is neither required nor permitted by Form N-1A.

The Trust respectfully declines to make the requested revision and responds, supplementaly, that Item 5(b) of Form N-1A instructs the Fund to “State the name, title, and length of service of the person or persons employed by or associated with the Fund or an investment adviser of the Fund who are primarily responsible for the day-to-day management of the Fund’s portfolio (“Portfolio Manager”).”  The Trust believes that its disclosure conforms with this requirement.

8.	Within the Tax Information Section, please consider revising the disclosure to make it clear that a Shareholder’s distributions will be taxed when withdrawn from a tax deferred account.

The Trust responds by respectfully declining to make the requested revision.  Form N-1A does not require the Fund to provide particularized advice or disclosure to individual investors or types of investors, including tax-deferred and tax-exempt accounts, nor is it in a position to do so.  Item 7 of Form N-1A requires a fund to disclose whether the fund “intends to make distributions that may be taxed as ordinary income or capital gains.”  The Trust complies with that requirement with its current disclosure

Investment Objective, Strategies, Risks and Disclosure of Portfolio Holdings

9.	Within the Portfolio Holdings section, please confirm whether a description of the Fund’s portfolio holdings policies and procedures are or will be available on the Fund’s website.

The Trust confirms supplementally that such disclosure will not be separately available on the Fund’s website.

Management of the Fund

10.
Within the Similarly Managed Account Performance section, please confirm whether the Adviser manages any accounts that are not fully discretionary and provide the basis for excluding such accounts from the composite.

The Trust confirms, supplementally, that the Adviser does not currently manage any non-discretionary accounts; all accounts under management are fully discretionary and therefore are included in the composite.

11.	Regarding the Similarly Managed Account Performance section, please confirm supplementally that the figures shown are net of all fees and expenses.

The Trust confirms, supplementally, that the Adviser has represented that the figures shown are net of brokerage commissions and execution costs and all fees and expenses payable to the Adviser.

12.
Within the Similarly Managed Account Performance section, the text that precedes the performance table indicates that the returns presented are “net of management fees.”  Please clarify that the information shown within the Composite is net of all fees.

The Trust responds by revising its disclosure accordingly:

The following tables show the annual and annualized asset-weighted returns of the Composite net of the fees discussed above for the periods ending December 31, and year-to-date performance as of September 30, 2014.

13.
During the staff’s review of the Similarly Managed Account Performance section, it was noted that this Composite has been managed by three different advisory firms.  Please explain supplementally the history of the firms and why it is appropriate to reflect the Composite’s performance history through these changes in advisory firms.

The Trust responds, supplementally, that Resolute Capital Management LLC (“Resolute”) began managing accounts using its Small/Mid Cap Growth Strategy in 2007.  Mr. Nicholas Haffenreffer served as the portfolio manager of this strategy.  On July 1, 2010, Torray LLC (“Torray”) merged with Resolute and Mr. Haffenreffer continued to manage the strategy as an employee of Torray.  In early October 2014 Torray and Montage Investments, LLC (“Montage”) formed TorrayResolute LLC, an investment advisory firm which registered with the SEC on Form ADV on October 16, 2014.  Responsibility for management of the composite officially transferred from Torray to TorrayResolute on November 28, 2014, the day after all separate account investors in the strategy approved the transition by negative consent.  TorrayResolute now serves as the investment adviser of the Small/Mid Cap Growth Strategy, with Mr. Haffenreffer continuing as portfolio manager.  Since the Composite’s inception date, Mr. Haffenreffer has served as the strategy’s portfolio manager.

The Trust has amended its footnote regarding these firm changes as follows:

Prior to July 1, 2010, this composite was known as the Small/Mid Cap Growth Composite and managed by Resolute.  Resolute merged with Torray on July 1, 2010.  From July 1, 2010, through November 27, 2014, the Composite was managed by Torray.  Beginning November 28, 2014, the Composite has been managed by TorrayResolute, a joint venture between Torray and Montage.  Portfolio Manager Nicholas Haffenreffer has managed the strategy since the inception of the Composite.

*     *     *     *     *     *

We trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact me at (414) 765-6121.

Sincerely,

MANAGED PORTFOLIO SERIES

/s/ Angela L. Pingel
Angela L. Pingel, Esq.
Secretary

cc:           Thomas G. Sheehan, Esq., Bernstein, Shur, Sawyer & Nelson, P.A.